UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

Michael C. Neus

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, NY 10153

(212) 583-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101		13D
11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,207,142
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,207,142
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,207,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.64%
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. 197779101		13D
11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Perry
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,207,142 (all shares beneficially owned by Perry Corp.)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,207,142 (all shares beneficially owned by Perry Corp.)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,207,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.64%
14	TYPE OF REPORTING PERSON* IN, HC

Preliminary Note: The Reporting Persons previously filed a Schedule 13G with respect to the Shares of the Issuer, as amended from time to time. The Reporting Persons are converting their Schedule 13G to this Schedule 13D as a result of the March 4, 2010 announcement by the Issuer of (i) the proposal by Watson Pharmaceuticals, Inc., a party unrelated to the Reporting Persons, to, among other things, acquire certain significant assets of the Issuer (the "proposed transaction") and (ii) the execution of the Note Purchase and Amendment Agreement with private investment funds for which Perry Corp. acts as a general partner and/or investment advisor, as further described in the Issuer's Current Report on Form 8-K filed on March 4, 2010. Although (i) the proposed transaction involves a party unrelated to the Reporting Persons, (ii) the Reporting Persons are not otherwise participating in the proposed transaction and (iii) the Reporting Persons currently do not own any securities that are entitled to vote on the transactions, as a result of the announcement, the Reporting Persons could be deemed, as of the Date of Event, to hold the Shares with the effect of changing or influencing control of the Issuer.

ITEM 1.         SECURITY AND ISSUER.

This Statement on Schedule 13D relates to certain shares of common stock, $0.01 par value (the “Shares”) issuable upon conversion of certain preferred shares (the “Preferred Shares”), conversion of convertible subordinated promissory notes (the “Notes”) and exercise of warrants (the “Warrants” and together with the Preferred Shares and Notes, the “Securities”), of Columbia Laboratories, Inc., a Delaware corporation (the “Issuer”), acquired by private investment funds for which Perry Corp. acts as a general partner and/or investment advisor. The address of the principal executive office of the Issuer is 354 Eisenhower Parkway, Livingston, NJ 07039.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares were acquired by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such private investment funds. The total purchase price for all Shares held by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser was $21,499,997.75.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have previously reported the beneficial ownership of the Shares on a Schedule 13G as the Shares were originally purchased for investment purposes and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. The Reporting Persons are converting their Schedule 13G to this Schedule 13D as a result of the March 4, 2010 announcement by the Issuer of (a) the proposal by Watson Pharmaceuticals, Inc., a party unrelated to the Reporting Persons, to, among other things, acquire certain significant assets of the Issuer (the "proposed transaction") and (b) the execution of the Note Purchase and Amendment Agreement with private investment funds for which Perry Corp. acts as a general partner and/or investment advisor, as further described in the Issuer's Current Report on Form 8-K filed on March 4, 2010. Although (i) the proposed transaction involves a party unrelated to the Reporting Persons, (ii) the Reporting Persons are not otherwise participating in the proposed transaction and (iii) the Reporting Persons currently do not own any securities that are entitled to vote on the transactions, as a result of the announcement, the Reporting Persons could be deemed, as of the Date of Event, to hold the Shares with the effect of changing or influencing control of the Issuer.

On March 3, 2010, the Issuer, Watson Pharmaceuticals, Inc., as a guarantor of Buyer’s obligations, and Coventry Acquisition, Inc., a subsidiary of Parent (the “Buyer”), entered into a Purchase and Collaboration Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement the Issuer agreed to sell to the Buyer (i) substantially all of its assets primarily relating to the research, development, regulatory approval, manufacture, distribution, marketing, sale and promotion of pharmaceutical products containing progesterone as an active ingredient, including CRINONE 8% progesterone gel, PROCHIEVE 4% progesterone gel and PROCHIEVE 8% progesterone gel, each sold by the Issuer in the United States, including certain intellectual property, promotional materials, contracts, product data and regulatory approvals and regulatory filings, and (ii) 11,200,000 shares. The Issuer will retain certain assets and rights relating to its progesterone business, including all rights necessary to perform its obligations under its agreement with an affiliate of Merck Serono S.A. The transactions pursuant to the Purchase Agreement and the ancillary agreements thereto are referred to herein as the “Watson Transactions.” The Watson Transactions are more fully described in the Issuer’s

Current Report on Form 8-K filed on March 4, 2010 and are subject to the closing conditions described therein, including Issuer stockholder approval.

On March 3, 2010, in connection with the Watson Transactions, the Issuer entered into Note Purchase and Amendment Agreements (the “Note Purchase Agreements”) with all of the holders (the “Holders”) of the Notes, including private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. Under the Note Purchase Agreements, the Issuer agreed to purchase, subject to the satisfaction of certain conditions, the approximately $40 million in aggregate principal amount of Notes held by the Holders. The aggregate purchase price for the $17,999,997.75 in aggregate principal amount of Notes held by the private investment funds for which Perry Corp. acts as a general partner and/or investment adviser will be $11,699,998.54 in cash (plus accrued and unpaid interest through but excluding the date of the closing of the Note purchases (the “Note Closings”)), warrants (the “NPA Warrants”) to purchase 3,488,370 Shares and 3,333,330 Shares (the “NPA Shares”). The transactions contemplated by the Note Purchase Agreements are subject to various conditions, including the consummation of the Watson Transactions, among others described in the Note Purchase Agreements.

The foregoing is a summary of the terms of the Note Purchase Agreements and the NPA Warrants, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreements and the NPA Warrants, which are filed as Exhibit C hereto and are incorporated herein by this reference.

Perry Corp. may engage in communications with respect to the terms and conditions of the proposed acquisition with the Issuer and other stockholders of the Issuer or with other third parties, including the Issuer’s proposed acquirer or its affiliates. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the Securities and the Shares, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including (i) the purchase of additional Securities or Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Securities or Shares now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right, at any time, to change their plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in the Schedule 13D as amended or supplemented, or such as would occur in connection with any of the proposals discussed in the Schedule 13D as amended or supplemented.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares. These Shares consist of (a) 1,750,000 Shares issuable upon conversion of Preferred Shares beneficially owned by the Reporting Persons and (b) an additional 4,457,142 Shares issuable upon conversion of the Notes or exercise of Warrants. As of November 5, 2009, the number of Shares outstanding was 65,630,051 according to the Issuer’s Form 10-Q filed on November 5, 2009. As of the Date of Event, assuming full conversion of the Preferred Shares, the Notes, and Warrants beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.64% of the total number of Shares outstanding. Perry Corp. has sole power to vote and sole power to dispose of the Securities and the 6,207,142 Shares into which they may be converted or exercised. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Securities and Shares. The Notes and Warrants are subject to a conversion cap that precludes the holder thereof from converting the Notes or exercising the Warrants to the extent that the holder would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding. Each of the Reporting Persons disclaims beneficial ownership of the Shares issuable upon conversion of the Notes or the exercise of the Warrants to the extent that they are not convertible or exercisable by the Reporting Persons as a result of the conversion cap.

(c)       Except for the transactions described in Item 4 above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)       The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as a general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)	Not Applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 3, 2010, in connection with the Watson Transactions, the Issuer entered into the Note Purchase Agreements with the Holders of the Notes, including private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. Under the Note Purchase Agreements, the Issuer agreed to purchase, subject to the satisfaction of certain conditions, the approximately $40 million in aggregate principal amount of Notes held by the Holders. The aggregate purchase price for the $17,999,997.75 in aggregate principal amount of Notes held by the private investment funds for which Perry Corp. acts as a general partner and/or investment adviser will be $11,699,998.54 in cash (plus accrued and unpaid interest through but excluding the date of the Note Closings), the NPA Warrants and the NPA Shares.

The transactions contemplated by the Note Purchase Agreements are subject to various conditions, including the consummation of the Watson Transactions, among others described in the Note Purchase Agreements.

Pursuant to the Note Purchase Agreements, the Holders consented, effective on March 3, 2010, to an amendment to the Notes (the “Amendment”). The Amendment eliminates the right of any holder of the Notes to cause the Issuer to redeem the Notes by virtue of the Watson Transactions.

Each Note Purchase Agreement may be terminated in certain circumstances, including, among others, by any party to such Note Purchase Agreement if the Note Closing does not occur on or prior to August 31, 2010. The Amendment will terminate and be of no further force and effect on the earlier of (i) August 31, 2010, only if the Note Closings do not occur on or prior to August 31, 2010, (ii) the date, if any, after the date of the Note Purchase Agreements and prior to the Note Closings, on which holders of at least 25% of the aggregate principal amount of the Notes have not consented to the Amendment or have terminated Note Purchase Agreements to which they are a party (in accordance with their terms) and (iii) the business day after the closing of the Watson Transactions if the closing under the Note Purchase Agreements does not occur on or prior to such business day.

The NPA Warrants will be exercisable, subject to certain limitations specified therein, during the period commencing 180 days after, and ending on the fifth anniversary of, the Note Closings, unless earlier exercised or terminated as provided in the NPA Warrants. The exercise price per share, subject to adjustment in certain circumstances, shall be equal to $1.35 (which is equal to 110% of the average of the consolidated closing bid prices of the Shares over the ten trading days ending on March 3, 2010). The NPA Warrants are subject to a conversion cap that precludes the holder thereof from exercising the NPA Warrants to the extent that the holder would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding.

Under the terms of the Note Purchase Agreements, the Issuer has granted Holders who are Affiliates (as such term is defined in Rule 405 of the Securities Act) certain registration rights with respect to the resale of the NPA Shares and the Shares issuable upon the exercise of the NPA Warrants.

Under the Note Purchase Agreements, until 45 days after the Issuer’s public announcement of the results of the PREGNANT Study, if the Issuer issues any Shares (or Share equivalents) for a price that is less than $2.00 per share, the Issuer must offer the Holders, subject to certain exceptions, the right to exchange their NPA Warrants for cash payments of up to an aggregate of $3,999,996.

The foregoing is a summary of the terms of the Note Purchase Agreements, the NPA Warrants, and the Amendment, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreements, the NPA Warrants, and the Amendment, which are filed as Exhibits C and D, respectively, hereto and are incorporated herein by this reference.

On December 21, 2006, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain private investment funds for which Perry Corp. acts as a general partner and/or investment adviser and certain other investors set forth on Exhibit A thereto. Pursuant to the Securities Purchase Agreement, on December 22, 2006 the Company issued, for aggregate consideration of approximately $40 million (i) Notes in aggregate principal amount of $39,999,997.75 million and (ii) Warrants to purchase 2,285,714 Shares, with an exercise price of $5.50 per share, subject to adjustment in certain circumstances. The Warrants are exercisable during the period commencing 180 days after the issue date and ending on December 22, 2011, unless earlier exercised or terminated as provided in the Warrant.

Under the terms of the Securities Purchase Agreement, the Company filed a registration statement with the Securities and Exchange Commission to register for resale the Shares issuable upon the conversion of the Notes and exercise of the Warrants.

The foregoing is a summary of the terms of the Securities Purchase Agreement, the Notes and the Warrants and does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, and the forms of Notes and Warrants which are filed as Exhibits E, F and G, respectively, hereto and are incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --	Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.
Exhibit B --	Power of Attorney, dated as of June 21, 2005, granted by Richard Perry in favor of Paul Leff and Michael Neus.
Exhibit C --

Note Purchase and Amendment Agreements, each dated as of March 3, 2010, between Columbia Laboratories, Inc. and the Holders named therein (incorporated by reference to Exhibit 10.1 from the Issuer’s Current Report on Form 8-K filed on March 4, 2010).

Exhibit D --

Amendment No. 1, dated as of March 3, 2010, to the Company’s Convertible Subordinated Notes due December 31, 2011 (incorporated by reference to Exhibit 10.2 from the Issuer’s Current Report on Form 8-K filed on March 4, 2010).

Exhibit E --	Form of Convertible Subordinated Note (incorporated by reference to Exhibit 4.1 from the Issuer’s Current Report on Form 8-K filed on December 26, 2006).
Exhibit F --	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 from the Issuer’s Current Report on Form 8-K filed on December 26, 2006).
Exhibit G --

Securities Purchase Agreement, dated December 21, 2006, by and between Columbia Laboratories, Inc. and the Purchasers listed on Exhibit A thereto. (incorporated by reference to Exhibit 10.70 from the Issuer’s Current Report on Form 8-K filed on December 26, 2006).

Schedule A --	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERRY CORP.

Dated:	March 12, 2010

New York, New York

By:	Richard C. Perry

President

By:	/s/ Michael C Neus

Michael C Neus

Attorney-in-Fact for Richard C. Perry

Dated:	March 12, 2010

New York, New York

By:	Richard C. Perry
By:	/s/ Michael C Neus

Michael C Neus

Attorney-in-Fact for Richard C. Perry

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Columbia Laboratories, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

PERRY CORP.

Dated:	March 12, 2010

New York, New York

By:	Richard C. Perry

President

By:	/s/ Michael C Neus

Michael C Neus

Attorney-in-Fact for Richard C. Perry

Dated:	March 12, 2010

New York, New York

By:	Richard C. Perry
By:	/s/ Michael C Neus

Michael C Neus

Attorney-in-Fact for Richard C. Perry

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. (“Perry”) and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry

Richard Perry

SCHEDULE A

Executive Officers of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Managing Director, Chief Financial Officer and Treasurer	USA
Michael C. Neus	Managing Director, General Counsel and Secretary	USA
George R. Brokaw	Managing Director	USA
Paul Leff	Managing Director and Chief Investment Officer	USA
Alp Ercil	Managing Director	USA
Andrew Isikoff	Managing Director	USA
Chetan Kapoor	Managing Director	USA
David Russekoff	Managing Director	USA
Adam Stanislavsky	Managing Director	USA
Emma Warson	Managing Director	UK

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom. The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.